UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

MACHINETALKER, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

55448V204
(CUSIP Number)

Wings Fund, Inc. 3225 McLeod Drive, Suite 100 Las Vegas, NV 89121 (702) 214-1103 Copy To: Gregory Sichenzia, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Flr New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55448V204

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wings Fund, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
N
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,090,000(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
13,090,000
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,090,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9% (based on 261,976,793 shares of Common Stock issued and outstanding)
14		TYPE OF REPORTING PERSON (See Instructions)
CO

(1)  Karen M. Graham holds voting and dispositive power over the 13,090,000 shares held by Wings Fund, Inc.

Item 1.   Security and Issuer

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A relates to and amends the Statement of Beneficial Ownership on Schedule 13D of the Wings Fund, Inc. (“WFI”) filed with the United States Securities Exchange Commission on May 15, 2009 (the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Shares"), of MachineTalker, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 513 De La Vina Street, Santa Barbara, CA 93101.

Item2.   Identity and Background

(a)  This statement is being filed by ("WFI").

(b)  The business address of WFI is 3225 McLeod Drive, Suite 100, Las Vegas, NV 89121.

(c)  WFI is a private investment company.

(d)  WFI has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)  During the past five years, WFI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) WFI is incorporated under the laws of the State of Nevada.

Item 3.    Source and Amount of Funds or Other Considerations

N/A. The transaction which is the subject of this filing is a disposition.

Item 4.    Purpose of Transaction

On February 1, 2010, WFI disposed of an aggregate of 37,470,047 shares of the Issuer which reduced WFI’s percentage ownership interest to 4.9% the issued and outstanding common stock of the Issuer. WFI’s obligation with respect to filing reports on Schedule 13D is hereby terminated until such time as WFI may acquire additional shares of the Issuer~~.~~’s securities.

Notwithstanding the foregoing, WFI does not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.                 Interest in Securities of the Issuer

As of February 1, 2010, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by WFI. is 13,090,000 shares or 4.9% of the issued and outstanding common stock of the Issuer. WFI has the sole power to vote or dispose of all of its Shares of the Issuer.

Except as set out above, WFI has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between WFI and any other person or entity with respect to any securities of the Issuer.

Item 7.                 Material to Be Filed as Exhibits

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wings Fund, Inc.

Dated: February 16, 2010	By:	/s/ James L. Bartlett III
James L. Bartlett III
Chief Financial Officer